Jerusalem, May 8, 2012 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that J. Kevin Buchi, the Company’s Corporate Vice President, Global Branded Products and Lesley Russell Cooper, the Company’s Senior Vice President, R&D Global Branded Products, will leave the Company to pursue other opportunities.  An announcement on their replacements will be forthcoming.